Shareholder meeting results (Unaudited)

January 28, 2010 meeting

At the meeting, each of the nominees for Trustees was elected, as follows:

      Votes for 		Votes withheld

Ravi Akhoury 			57,937,355 	1,612,169
Jameson A. Baxter 		57,975,472 	1,574,052
Charles B. Curtis 		57,952,294 	1,597,230
Robert J. Darretta 		58,034,009 	1,515,515
Myra R. Drucker 		57,946,123 	1,603,401
John A. Hill 			57,978,033 	1,571,491
Paul L. Joskow 			58,003,491 	1,546,033
Elizabeth T. Kennan* 	57,896,508 	1,653,016
Kenneth R. Leibler 		58,006,313 	1,543,211
Robert E. Patterson 		57,981,620 	1,567,904
George Putnam, III 		57,972,986 	1,576,538
Robert L. Reynolds 		57,919,574 	1,629,950
W. Thomas Stephens 		57,980,425 	1,569,099
Richard B. Worley 		58,005,172 	1,544,352

* Dr. Kennan retired from the Board of Trustees of the Putnam funds effective June 30, 2010.

All tabulations are rounded to the nearest whole number.